Exhibit 12.1

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands, except ratios)

	Quarter
	ended
	September 30		Years ended December 31
	2008		2007(1)		2006		2005		2004		2003
Earnings:
Income before discontinued operations	$15,270		$41,538		$33,002		$47,373		$72,756		$27,175
Gain on sales of real estate	(2,446)		-		-		(6,391)		(7,909)		-
Minority interests	5,666		19,927		18,807		20,709		28,133		25,827
Interest expense	19,399		78,938		72,898		70,784		60,709		49,985
Amortization of deferred financing costs	686		3,055		2,745		1,947		1,560		1,187
Total earnings	$38,575		$143,458		$127,452		$134,422		$155,249		$104,174

Fixed charges:
Interest expense	$19,399		$78,938		$72,898		$70,784		$60,709		$49,985
Amortization of deferred financing costs	686		3,055		2,745		1,947		1,560		1,187
Capitalized interest	2,936		5,134		3,913		1,100		1,997		4,084
Preferred stock dividends	2,310		9,174		5,145		1,953		1,952		195
Perpetual preferred unit distributions	2,559		10,238		10,238		10,238		14,175		17,996
Total fixed charges and preferred stock dividends	$27,890		$106,539		$94,939		$86,022		$80,393		$73,447

Ratio of earnings to fixed charges (excluding preferred stock dividends and preferred unit distributions)	1.68	X	1.65	X	1.60	X	1.82	X	2.42	X	1.89

Ratio of earnings to combined fixed charges and preferred stock dividends	1.38	X	1.35	X	1.34	X	1.56	X	1.93	X	1.42

(1)
The above financial and operating information from January 1, 2003 through December 31, 2003 reflect the retroactive adoption of FIN 46R and SFAS 123. The results of operations for 2007 have been reclassified to reflect discontinued operations for properties sold subsequent to December 31, 2007, and the results of operations for 2003 through 2006 have not been reclassifed.